Exhibit 99.1

SECTION 13(R) DISCLOSURE

After Summit Materials, LLC (“Summit Materials”) filed its Form 10-Q for the fiscal quarter ended June 28, 2014 with the Securities and Exchange Commission (“SEC”), The Blackstone Group L.P. (“Blackstone”), filed the disclosure reproduced below regarding Travelport Limited, which may be considered an affiliate of Blackstone, and therefore an affiliate of Summit Materials. Summit Materials did not independently verify or participate in the preparation of this disclosure.

Blackstone included the following disclosure in its Form 10-Q for the fiscal quarter ended June 30, 2014:

Travelport Limited, which may be considered our affiliate, included the disclosure reproduced below in its Form 10-Q for the fiscal quarter ended June 30, 2014. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and Technology Services to Iran Air. We also provide certain airline Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended June 30, 2014 were approximately $161,000 and $117,000, respectively.”